UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 18 )*

Drew Industries Incorporated
(Name of Issuer)

Common Stock, par value $0.01 per share**
(Title of Class of Securities)

26168L 205
(CUSIP Number)

Leigh J. Abrams, 200 Mamaroneck Avenue, White Plains, N.Y. 10601
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box G.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 2,524,624 shares, which constitute approximately 11.4% of the total number of shares outstanding. All ownership percentages assume that there are 22,098,989 shares outstanding, including 189,400 shares subject to presently exercisable options and options which become exercisable within 60 days, held by the Reporting Persons.

SCHEDULE 13D
CUSIP No. 26168L 205	Page 2 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward W. Rose, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) Ö
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Edward W. Rose, III is a citizen of the United States.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,404,160 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,404,160 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,441,660 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205	13D	Page 3 of 28 Pages

ATTACHMENT TO SCHEDULE 13D

(1)
Includes 96,000 shares held by Cardinal Investment Company, Inc. Profit Sharing Plan, of which Mr. Rose is Trustee. Excludes shares subject to options to purchase (i) 10,000 shares at $13.80 per share, (ii) 10,000 shares at $7.875 per share, (iii) 10,000 shares at $16.15 per share, (iv) 7,500 shares at $28.71 per share, and (v) 7,500 shares at $26.39 per share. Excludes deferred stock units representing 28,020 shares of Stock.

(2)
Includes 96,000 shares held by Cardinal Investment Company, Inc. Profit Sharing Plan, of which Mr. Rose is Trustee. Includes shares subject to options to purchase (i) 10,000 shares at $13.80 per share, (ii) 10,000 shares at $7.875 per share, (iii) 10,000 shares at $16.15 per share, and (iv) 7,500 shares at $28.71 per share all of which are exercisable within 60 days. Excludes shares subject to an option to purchase 7,500 shares at $26.39 per share which is not exercisable within 60 days. Excludes deferred stock units representing 28,020 shares of Stock.

SCHEDULE 13D
CUSIP No. 26168L 205	Page 4 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James F. Gero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)Ö
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION James F. Gero is a citizen of the United States.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 98,320 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 98,320(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,820 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205	13D	Page 5 of 28 Pages

ATTACHMENT TO SCHEDULE 13D

(1)
Includes 98,320 shares held jointly with Catherine A. Gero. Excludes shares subject to options to purchase (i) 10,000 shares at $7.875 per share, (ii) 10,000 shares at $13.80 per share, (iii) 10,000 shares at $16.15 per share,(iv) 7,500 shares at $28.71 per share, and (v) 7,500 shares at $26.39 per share. Excludes deferred stock units representing 20,349 shares of Stock.

(2)
Includes 98,320 shares held jointly with Catherine A. Gero. Includes shares subject to options to purchase (i) 10,000 shares at $7.875 per share, (ii) 10,000 shares at $13.80 per share, (iii) 10,000 shares at $16.15 per share, and (iv) 7,500 shares at $28.71 per share, all of which are exercisable within 60 days. Excludes shares subject to an option to purchase 7,500 shares at $26.39 per share, which is not exercisable within 60 days. Excludes deferred stock units representing 20,349 shares of Stock.

 SCHEDULE 13D
CUSIP No. 26168L 205	Page 6 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John F. Cupak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) Ö
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION John F. Cupak is a citizen of the United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,660 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 8,660 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,260 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205	13D	Page 7 of 28 Pages

ATTACHMENT TO SCHEDULE 13D

(1)	Excludes 7,200 shares subject to an option at $12.78 per share, and 10,000 shares subject to an option at $28.33 per share.

(2)
Includes 3,600 shares subject to an option at $12.78 per share, which is exercisable within 60 days as to such shares; excludes 3,600 shares subject to such option, as to which such option is not exercisable within 60 days. Includes 4,000 shares subject to an option at $28.33 per share, which is exercisable within 60 days as to such shares; excludes 6,000 shares subject to such option, as to which such option is not exercisable within 60 days.

SCHEDULE 13D
CUSIP No. 26168L 205	Page 8 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Leigh J. Abrams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) Ö
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Leigh J. Abrams is a citizen of the United States.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 241,200(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 241,200(1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 275,200 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205	13D	Page 9 of 28 Pages

ATTACHMENT TO SCHEDULE 13D

(1)	Excludes 30,000 shares subject to an option at $12.78 per share, and 25,000 shares subject to an option at $28.33 per share.

(2)
Includes 24,000 shares subject to an option at $12.78 per share, which is exercisable within 60 days as to such shares; excludes 6,000 shares subject to such option, as to which such option is not exercisable within 60 days. Includes 10,000 shares subject to an option at $28.33 per share, which is exercisable within 60 days as to such shares; excludes 15,000 shares subject to such option, as to which such option is not exercisable within 60 days.

SCHEDULE 13D
CUSIP No. 26168L 205	Page 10 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David L. Webster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) Ö
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION David L. Webster is a citizen of the United States.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 215,680 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 215,680(1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 249,680 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205	13D	Page 11 of 28 Pages

ATTACHMENT TO SCHEDULE 13D

(1)	Excludes 30,000 shares subject to an option at $12.78 per share, and 25,000 shares subject to an option at $28.33 per share.

(2)
Includes 24,000 shares subject to an option at $12.78 per share, which is exercisable within 60 days as to such shares; excludes 6,000 shares subject to such option, as to which such option is not exercisable within 60 days. Includes 10,000 shares subject to an option at $28.33 per share, which is exercisable within 60 days as to such shares; excludes 15,000 shares subject to such option, as to which such option is not exercisable within 60 days.

SCHEDULE 13D
CUSIP No. 26168L 205	Page 12 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Domenic D. Gattuso
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) Ö
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Domenic D. Gattuso is a citizen of the United States.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,884(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 9,884(1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,684 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205	13D	Page 13 of 28 Pages

ATTACHMENT TO SCHEDULE 13D

(1)	Excludes 4,000 shares subject to an option at $12.78 per share, and 12,000 shares subject to an option at $28.33 per share.

(2)
Includes 2,000 shares subject to an option at $12.78 per share, which is exercisable within 60 days as to such shares; excludes 2,000 shares subject to such option, as to which such option is not exercisable within 60 days. Includes 4,800 shares subject to an option at $28.33 per share, which is exercisable within 60 days as to such shares; excludes 7,200 shares subject to such option, as to which such option is not exercisable within 60 days.

SCHEDULE 13D
CUSIP No. 26168L 205	Page 14 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fredric M. Zinn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) Ö
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Fredric M. Zinn is a citizen of the United States.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 68,324 (1)
	8	SHARED VOTING POWER 1,356 (2)
	9	SOLE DISPOSITIVE POWER 68,324 (1)
	10	SHARED DISPOSITIVE POWER 1,356 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,680 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 26168L 205	13D	Page 15 of 28 Pages

ATTACHMENT TO SCHEDULE 13D

(1)	Excludes 1,356 shares owned by one of Mr. Zinn’s adult children. Excludes 30,000 shares subject to an option at $12.78 per share, and 20,000 shares subject to an option at $28.33 per share.

(2)	Represents shares owned by one of Mr. Zinn’s adult children.

(3)
Includes 1,356 shares owned by one of Mr. Zinn’s adult children. Includes 24,000 shares subject to an option at $12.78 per share, which is exercisable within 60 days as to such shares; excludes 6,000 shares subject to such option, as to which such option is not exercisable within 60 days. Includes 8,000 shares subject to an option at $28.33 per share, which is exercisable within 60 days as to such shares; excludes 12,000 shares subject to such option, as to which such option is not exercisable within 60 days.

SCHEDULE 13D
CUSIP No. 26168L 205	Page 16 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lela Helen Rose
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) Ö
3	SEC USE ONLY
4	SOURCE OF FUNDS* 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Lela Rose is a citizen of the United States.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,800
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 40,800
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205	13D	Page 17 of 28 Pages

ATTACHMENT TO SCHEDULE 13D

Pursuant to Rule 13-d-2 of Regulation 13D of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the “Act”), each of the following persons hereby amends the Schedule 13D Statement dated May 25, 1989 relating to the Common Stock, par value $.01 per share (the “Stock”), Amendment No. 1 thereto dated May 16, 1990, Amendment No. 2 thereto dated July 5, 1990, Amendment No. 3 thereto dated October 30, 1990, Amendment No. 4 thereto dated March 11, 1991, Amendment No. 5 thereto dated August 28, 1991, Amendment No. 6 thereto dated March 12, 1993, Amendment No. 7 thereto dated September 19, 1994, Amendment No. 8 thereto dated February 17, 1995, Amendment No. 9 thereto dated July 18, 1996, Amendment No. 10 thereto dated March 7, 1997, Amendment No. 11 thereto dated June 1, 1999, Amendment No. 12 thereto dated November 21, 2000, Amendment No. 13 thereto dated September 16, 2003, Amendment No. 14 thereto dated March 31, 2004, Amendment No. 15 thereto dated May 31, 2005 and Amendment No. 16 thereto dated November 17, 2005, Amendment No. 17 thereto dated December 20, 2005: Leigh J. Abrams (“LJA”), Edward W. Rose, III (“EWR”), Evelyn D. Potter Rose (“EPR”), Cardinal Investment Company, Inc. Profit Sharing Plan (“CICPS”), Fredric M. Zinn (“FMZ”), David L. Webster (“DLW”), Domenic D. Gattuso (“DDG”), James F. Gero (“JFG”), Catherine A. Gero, (“CAG”), Larry Schoenbrun as Trustee of the Evelyn Potter Rose 1990 Irrevocable trust (“LST”), John F. Cupak (“JFC”), William Edward Rose (“WER”), and Lela Helen Rose (“LHR”) which persons are sometimes referred to herein as the “Reporting Persons”. The Reporting Persons are filing this single joint amendment because they may be deemed to constitute a “group” within the meaning of Section 13d-3 of the Act, although membership in a “group” is disclaimed and neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a “group” exists. Unless otherwise indicated, all defined terms used herein shall have the same meaning as those set forth in the Schedule 13D.

CUSIP No. 26168L 205	13D	Page 18 of 28 Pages

ATTACHMENT TO SCHEDULE 13D

Item 1.Security and Issuer
No Material Change

Item 2.Identity and Background
No Change

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby partially amended by substituting the following information for the information relating to EWR, LJA, LHR and JFC:

EWR expended an aggregate of $981,749 for the shares owned by him exclusive of (i) shares subject to options and (ii) shares held as Trustee for CICPS.

LJA expended an aggregate of $215,986 for the shares owned by him, exclusive of shares subject to options.

LHR expended $26,893 for the shares owned by her.

JFG expended $363,346 for the shares owned by him, exclusive of shares subject to options.

CUSIP No. 26168L 205	13D	Page 19 of 28 Pages

ATTACHMENT TO SCHEDULE 13D

Item 4. Purpose of Transaction

No material change.

Item 5. Interest in Securities of the Issuer

Paragraph (a) of Item 5 is hereby partially amended by substituting the following information for the information relating to LJA, EWR, DLW, DDG, JFG, JFC, FMZ, and LHR.

Because of LJA’s sole ownership of 275,200 shares including 34,000 shares pursuant to options exercisable within 60 days, the aggregate number of shares of Stock owned beneficially by LJA pursuant to Rule 13d-3 is 275,200 constituting approximately 1.2% of the outstanding shares of Stock.

Because of (i) EWR’s sole ownership of 1,345,660 shares including 37,500 shares pursuant to options exercisable within 60 days, and (ii) his sole voting and dispositive power as Trustee over the 96,000 shares owned by CICPS, the aggregate number of shares of Stock owned beneficially by EWR pursuant to Rule 13d-3 is 1,441,660 constituting approximately 6.5% of the outstanding shares of Stock.

CUSIP No. 26168L 205	13D	Page 20 of 28 Pages

ATTACHMENT TO SCHEDULE 13D

Because of DLW’s sole ownership of 249,680 shares, including 34,000 shares pursuant to options exercisable within 60 days, the aggregate number of shares of Stock owned beneficially by DLW pursuant to Rule 13d-3 is 249,680 constituting approximately 1.1% of the outstanding shares of Stock.

Because of DDG’s sole ownership of 16,684 shares, including 6,800 shares pursuant to options exercisable within 60 days, the aggregate number of shares of Stock owned beneficially by DDG pursuant to Rule 13d-3 is 16,684 constituting approximately 0.1% of the outstanding shares of Stock.

Because of JFG’s sole ownership of 37,500 shares pursuant to options exercisable within 60 days, and the 98,320 shares JFG jointly owns with CAG, the aggregate number of shares of Stock owned by him pursuant to Rule 13d-3 is 135,820 shares, constituting approximately 0.6% of the outstanding shares of Stock.

Because of JFC’s sole ownership of 16,260 shares, including 7,600 shares pursuant to options exercisable within 60 days, the aggregate number of shares of Stock owned beneficially by JFC pursuant to Rule 13d-3 is 16,260 constituting approximately 0.1% of the outstanding shares of Stock.

CUSIP No. 26168L 205	13D	Page 21 of 28 Pages

ATTACHMENT TO SCHEDULE 13D

Because of FMZ’s sole ownership of 100,324 shares, including 32,000 shares pursuant to options exercisable within 60 days, and the 1,356 shares owned by one of his adult children, the aggregate number of shares of Stock owned beneficially by FMZ pursuant to Rule 13d-3 is 101,680 constituting approximately 0.5% of the outstanding shares of Stock.

The aggregate number of shares of Stock owned by LHR pursuant to Rule 13d-3 is 40,800, constituting approximately 0.2% of the outstanding shares of Stock.

Paragraph (b) of Item 5 is hereby partially amended by substituting the following information for the information relating to LJA, EWR, DLW, DDG, JFG, JFC, FMZ and LHR.

LJA has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 241,200 shares of Stock, excluding 34,000 shares subject to options which are exercisable within 60 days.

EWR has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,404,160 shares of Stock, excluding 37,500 shares subject to options which are exercisable within 60 days.

DLW has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 215,680 shares of Stock, excluding 34,000 shares subject to options which are exercisable within 60 days.

CUSIP No. 26168L 205	13D	Page 22 of 28 Pages

ATTACHMENT TO SCHEDULE 13D

DDG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 9,884 shares of Stock, excluding 6,800 shares subject to options which are exercisable within 60 days.

JFG has no sole power to vote or to direct the vote, or to dispose or to direct the disposition of any shares of Stock, excluding 37,500 shares subject to options which are exercisable within 60 days, and has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 98,320 shares of Stock.

JFC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 8,660 shares of Stock, excluding 7,600 shares subject to options which are exercisable within 60 days.

FMZ has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 68,324 shares of Stock, excluding 32,000 shares subject to options which are exercisable within 60 days, and has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,356 shares of Stock.

LHR has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 40,800 shares of Stock.

CUSIP No. 26168L 205	13D	Page 23 of 28 Pages

ATTACHMENT TO SCHEDULE 13D

Paragraph (c) of Item 5 is hereby partially amended by adding the following information to the end thereof:

On August 3, 2007 LHR sold 25,000 shares of Stock at an average price of $39.98 per share in the open market.

On August 3, 2007 LJA donated to charity 213 shares of Stock.

On August 6, 2007 FMZ exercised an option for 16,000 shares of Stock at the exercise price of $4.55 per share.

On August 6, 2007 FMZ sold 16,000 shares of Stock at an average price of $39.43 per share in the open market.

On August 8, 2007 FMZ gifted 594 shares of Stock to one of his adult children. These shares continue to be reported as beneficially owned by FMZ.

On August 14, 2007 EWR donated to charity 60,000 shares of Stock.

On August 17, 2007 LHR sold 20,000 shares of Stock at an average price of $39.01 per share in the open market.

On August 22, 2007 DDG exercised an option for 4,000 shares of Stock at the exercise price of $4.55 per share.

On August 22, 2007 DDG exercised an option for 6,000 shares of Stock at the exercise price of $12.78 per share.

On August 22, 2007 DDG sold 10,000 shares of Stock at an average price of $40.12 per share in the open market.

CUSIP No. 26168L 205	13D	Page 24 of 28 Pages

ATTACHMENT TO SCHEDULE 13d

Item 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No Significant change.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

No significant change.

CUSIP No. 26168L 205	13D	Page 25 of 28 Pages

ATTACHMENT TO SCHEDULE 13D

After reasonable inquiry and to the best of knowledge and belief of each of the undersigned, each such person certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: September 21, 2007	By:	/s/ Leigh J. Abrams

Leigh J. Abrams, on his own behalf, and
as Attorney-in-fact for:
Edward W. Rose, III(1)
Evelyn D. Potter Rose(1)
Cardinal Investment Company, Inc.
Profit Sharing Plan(1)
Fredric M. Zinn (2)
David L. Webster (2)
Domenic D. Gattuso(2)

1 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-1 through B-25 of Amendment No. 1 to the Statement on Schedule 13D dated May 16, 1990 relating to the Common Stock, par value $.01 per share, of Drew Industries Incorporated.

2 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-26 through B-34 of Amendment No. 5 to the Statement on Schedule 13D dated August 28, 1991 relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

CUSIP No. 26168L 205	13D	Page 26 of 28 Pages

James F. Gero(2)
Larry Schoenbrun(4)
John F. Cupak(4)
William Edward Rose(5)
Lela Helen Rose(3)
Cardinal Partners L.P.(5)

2 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-38 through B-40 of Amendment No. 6 to the Statement on Schedule 13D dated September 19, 1994 relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

4 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-51 through B-59 of Amendment No. 9 to the Statement on Schedule 13D dated July 18, 1996 relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

5 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-60 through B-62 of Amendment No. 11 to the Statement on Schedule 13D dated June 1, 1999, relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

CUSIP No. 26168L 205	13D	Page 27 of 28 Pages

ATTACHMENT TO SCHEDULE 13D

Exhibit E

Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities as set forth herein below.

COMPANY NAME CORPORATION

Dated: September 21, 2007	By:	/s/ Leigh J. Abrams

Leigh J. Abrams, on his own behalf, and as
Attorney-in-fact for:
Edward W. Rose, III(1)
Evelyn D. Potter Rose(1)
Cardinal Investment Company, Inc.
Profit Sharing Plan(1)
Fredric M. Zinn (2)
David L. Webster (2)
Domenic D. Gattuso(2)

1 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-1 through B-25 of Amendment No. 1 to the Statement on Schedule 13D dated May 16, 1990 relating to the Common Stock, par value $.01 per share, of Drew Industries Incorporated.

2 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-26 through B-34 of Amendment No. 5 to the Statement on Schedule 13D dated August 28, 1991 relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

CUSIP No. 26168L 205	13D	Page 28 of 28 Pages

James F. Gero(3)
Larry Schoenbrun(4)
John F. Cupak(4)
William Edward Rose(5)
Lela Helen Rose(5)
    Cardinal Partners L.P.(5)

3 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-38 through B-40 of Amendment No. 6 to the Statement on Schedule 13D dated September 19, 1994 relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

4  The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-51 through B-59 of Amendment No. 9 to the Statement on Schedule 3D dated July 18, 1996, relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

5 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-60 through B-62 of Amendment No. 11 to the Statement on Schedule 13D dated June 1, 1999, relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.